UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2018

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Exact name of Registrant as specified in its charter)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASLAN PHARMACEUTICALS LIMITED

Date:	May 9, 2018	By:	/s/ Ben Goodger
		Name:	Ben Goodger
		Title:	General Counsel

The Company announced relevant information relating to issuing new shares for sponsoring the issuance of ADSs on the Issue Date

Date of events	2018/05/08

Contents	1. Date of occurrence of the event: 2018/05/08

2. Company name: ASLAN Pharmaceuticals Limited

3. Relationship to the Company (please enter “head office” or “subsidiaries”): Head office

4. Reciprocal shareholding ratios: NA

5. Cause of occurrence: To announce the relevant information of issuing new shares for sponsoring the issuance of ADSs on the Issue Date (Closing Date) as regulatory requirement.

6. Countermeasures: None

7. Any other matters that need to be specified: Terms and conditions of issuing new shares for sponsoring the issuance of ADSs as below:

(1) Issuer: ASLAN Pharmaceuticals Limited

(2) Type of the issuance: Issuing ordinary shares for sponsoring the issuance of ADSs

(3) Total amount: USD42,180,000

(4)   Total number of shares to be issued: The actual units for this offering are 6,000,000 ADSs, each ADS represents five of the Company’s ordinary shares, total representing 30,000,000 Ordinary Shares.

(5) Offering price per unit: USD 7.03

(6) Price per share: TWD41.72 (based on the USD/TWD exchange rate of 0.03369).

(7) Issue date: 2018/05/08

(8) Place of trading: The Nasdaq Global Market

(9) Place of listing: US

(10) Depositary: JPMorgan Chase Bank, N.A.

(11) Pricing date: 2018/05/04

(12) Record date of capital increase: The payment of this fundraising has been fully collected on 2018/05/08, the Record Date for this capital increasing is 2018/05/08.

(13)  Use of proceeds and anticipated benefits: General Corporate – Restructuring license agreement, drug development and commercialization, and NDA filing. The above 3 plans will support research, development and manufacturing activities, to acquire new IP and to build new commercial capabilities to create shareholders’ value.

(14)  Impact on shareholders’ rights and interests: The shareholders’ value is expected to be enhanced. With the 30,000,000 new shares issued, plus the current paid-in capital of 130,128,940 shares, the dilution on the earning per share before tax will be18.73%.